EXHIBIT 99.1

Tuesday, April 4, 2000, 2:17 pm Eastern Time

Press Release
SOURCE: Bentley Communications Corp.

Bentley Communications Corp. Chosen By China Province And Commercial Interests To Provide Products and Services

LOS ANGELES, California, April 4 /PRNewswire/ -- Bentley Communications Corp. (OTCBB: BTLY) announced today that it has been chosen to furnish goods and services to the People's Republic of China through the Chengdu Foreign Economic Relations and Trade Service and the Chengdu Minjang International Trade Company, Ltd. A Letter of Intent has been signed between the Chengdu Foreign Economic Relations and Trade Service and Chengdu International Trade Co., Ltd. and Gordon Lee, President of Bentley Communications Corp. pending the signing of the final documents scheduled for later this month in the People's Republic of China.

The bilateral agreement will engage Bentley Communications Corp. to provide services and operations assistance, including product sourcing and marketing. The City of Chengdu and the Province of Sichuan also will use Bentley Communications Corp. to furnish consulting services and explore other areas of mutual interest that may arise in the future. Bentley Communications Corp. has opened an office in the City of Chengdu in the Province of Sichuan to effectively carry out its duties under this agreement.

The City of Chengdu, with a population in excess of 10 million, is the commercial, financial and science center, as well as the hub of communications and transportation, for southwestern China. The Import/Export volume of Chengdu is over USD1.5 Billion annually. Today, Chengdu plays a more important role in the region with the implementation of the "Western Developing Strategy" of the Chinese Central Government.

"This agreement is significant in that it further establishes Bentley Communications Corporation as a trade presence in China and serves to show the international business community that we are in a rapid growth mode. Bentley Communications Corporation is proud to have been chosen to take on such an important and mutually profitable assignment with the Chengdu Foreign Economic Relations and Trade Service, the Chengdu Minjang International Trade Company, Ltd., and the City of Chengdu and the Province of Sichuan. The future looks extremely bright from here for all concerned," said Gordon Lee, President of Bentley Communications Corp. in a phone conversation from Chengdu.

Bentley Communications Corp. will also serve as Purchasing Agent for the Chengdu Foreign Economic Relations and Trade Service and the Chengdu Minjang International Trade Co., Ltd. in the United States.

Bentley Communications Corp. world headquarters is located at 100 Oceangate, Suite 750, Long Beach, California 90802 and its phone number is (562) 435-5355. The Hong Kong Corporate Office of Bentleycomm Asia Ltd., a wholly owned subsidiary of BTLY, is located in the prestigious Central Plaza. Further information will be released later this month.

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